Exhibit 99.3

NextSource Materials Inc.

Management’s Discussion and Analysis (MD&A)

For the years ended June 30, 2020 and 2019

Expressed in US Dollars

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Introduction

This Management’s Discussion and Analysis (MD&A) is intended to help the reader understand NextSource Materials Inc.’s operations, financial performance, financial condition and business plans.

This MD&A, which has been prepared as of September 22, 2020, should be read in conjunction with NextSource’s consolidated financial statements for the year ended June 30, 2020 and 2019.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”). The presentation and functional currency of the Company is the US dollar.

References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise. All amounts are in US dollars, unless otherwise indicated. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum.

Qualified Person

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Project and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; negative operating cash flow; the Company’s ability to continue as a going concern; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; dependence on the Molo Graphite Project; additional permits and licenses are necessary to complete the development of the Molo Graphite Project; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities and the ability of the Company to develop the Molo Graphite Project; the Company may not have access to sufficient capital to develop the Molo Graphite Project; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; estimates of mineral resources and mineral reserves may not be realized; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the impact of COVID-19 may impact the Company’s business and its development plans; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company does not intend to pay dividends in the foreseeable future; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the current financial environment may impact the Company’s business and financial condition that cannot be predicted; the market price for the Common Shares is particularly volatile given the Company’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the AIF.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“”NI 43-101”)) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would render the Molo Graphite Project potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Core Business and Objectives

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2.

The Company's principal business is the acquisition, exploration, development and mining of mineral resources. The Company has obtained a mining permit for the Molo Graphite project but has not secured all supporting permits and has not secured sufficient financing to begin construction. The Company does not operate any mines and has not initiated construction on any mines. The Company has yet to generate any revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future. The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. These risks are discussed in the Risk Factors section of this report.

Principal Products

The Company is currently focused on developing a graphite mine.

The Company, through a wholly owned foreign subsidiary, obtained a mining permit and environmental certificate for its Molo Graphite Project in Madagascar. Although the Company released NI 43-101 Technical Report Feasibility Study dated September 27, 2019 that concluded the Molo Graphite Project contains mineralization that is economically recoverable, the Company does not have the necessary capital to begin construction at this time.

In addition to the Molo Graphite Project, NextSource has 100% ownership of its NI 43-101 compliant Green Giant Vanadium Project, located just 11 kilometres from the Molo Project. The Green Giant Project is a rarely occurring, sedimentary-hosted deposit.

Competitive Conditions

The mineral exploration and mining business are highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire precious metal mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Foreign Operations

Our foreign operations are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARLU (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Capital Structure

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares.

As of June 30, 2020, the Company had 536,494,789 common shares issued and outstanding (June 30, 2019: 507,417,021).

As of June 30, 2020, the Company had 36,250,000 stock options issued and outstanding (June 30, 2019: 40,670,000) with a weighted average expiration of 2.28 years (June 30, 2019: 3.0 years), which are exercisable into 36,250,000 common shares (June 30, 2019: 40,670,000) at a weighted average exercise price of $0.067 (June 30, 2019: $0.08). All stock options that are currently outstanding vested on the grant date.

As of June 30, 2020, the Company had 25,191,522 common share purchase warrants issued and outstanding (June 30, 2019: 10,652,636) with a weighted average expiration of 0.82 years (June 30, 2019: 1.1 years), which are exercisable into 25,191,522 (June 30, 2019: 10,652,636) common shares at a weighted average exercise price of $0.07 (June 30, 2019: $0.08). All warrants that are currently outstanding vested on the issue date.

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

Dividends and Distributions

The Company has yet to generate any revenue from mining operations or pay dividends since inception and is unlikely to do so in the immediate or foreseeable future. Our continued operations are dependent upon the ability of the Company to obtain financing through the proceeds of equity and/or debt offerings for the continued exploration and development of its mineral properties.

The value of a mineral project is highly dependent upon the discovery of economically recoverable mineralization, the long-term preservation of the Company’s ownership interest in the underlying mineral property, the ability of the Company to obtain the necessary funding to complete sufficient exploration activities on the property, and the prospects of any future profitable production therefrom, or alternatively upon the Company’s ability to dispose of its property interests on an advantageous basis.

Indebtedness

As of June 30, 2020, the Company had CAD $40,000 outstanding in its Canada Emergency Business Account, which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby CAD $10,000 of principal will be forgiven if CAD $30,000 of principal is repaid before December 31, 2022. The Company intends to repay CAD $30,000 of principal by September 30, 2020 and therefore recognized a fair market value balance of $22,115 as of June 30, 2020. As of June 30, 2019, the Company did not have any outstanding long-term debt, loans or credit facilities.

Employees and Contractors

The Company relies on the geological and industry expertise of its Toronto-based management team and engages contractors to complete certain aspects of its exploration programs.

As of June 30, 2020, we had one employee and several contractors in addition to the Board of Directors, President & Chief Executive Officer and Chief Financial Officer. Certain professional, administrative and geological services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Sustainability

The Company is committed to the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of local communities.

Cautionary Note Regarding Operating Losses

As of June 30, 2020, the Company had an accumulated deficit of $104,933,066 (June 30, 2019: $103,955,431) has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

Based on the nature of our business, we anticipate incurring operating losses for the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage are ultimately developed into producing and profitable mines. Our future financial results are uncertain due to a number of factors, some of which are outside our Company’s control. These factors include, but are not limited to: (a) our ability to raise additional funding; (b) the market price for graphite, vanadium, gold and/or uranium; (c) the results of the exploration programs and metallurgical analysis of our mineral properties; (d) the political instability and/or environmental regulations that may adversely impact costs and ability to operate in Madagascar; and (e) our ability to find joint venture and/or off-take partners in order to advance the development of our mineral properties.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Any future equity financing will cause existing shareholders to experience dilution of their ownership interest in our Company. In the event we are not successful in raising additional financing, we anticipate our Company will not be able to proceed with its business plan. In such a case, we may decide to discontinue or modify our current business plan and seek other business opportunities.

During this period, we will need to maintain periodic filings with the appropriate regulatory authorities and will incur legal, accounting, administrative and listing costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue the business. We do not have any specific alternative business opportunities under consideration and have not planned for any such contingency.

Due to the present inability to generate revenues, accumulated losses, recurring losses and negative operating cash flows, the Company has stated its opinion in Note 1 of our audited consolidated financial statements for the year ended June 30, 2020 that there currently exists substantial doubt regarding the Company’s ability to continue as a going concern.

Corporate Highlights

Three-Year History

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years.

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. This was completed to reduce our legal and regulatory compliance costs and improve our financing opportunities. The presentation and functional currency of the Company continued to be the US dollar. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”).

On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000.
On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

On October 16, 2018, the Company announced the signing of an Offtake Agreement with the primary graphite supplier to a major Japanese electric vehicle anode producer. The Offtake Agreement is for a period of ten (10) years and activates on the commencement of commercial production at the Molo project, with an automatic renewal for an additional five (5) years. The Japanese Partner will have the exclusive right to import and sell SuperFlake® graphite concentrate in Japan. Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum Product prices will be negotiated on a per order basis between the parties and will be based on the floating market prices (FOB basis) prevailing in the region.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.
On March 7, 2019, the Company closed a non-brokered private placement offering of 16,086,426 common shares at a price of $0.08 (CAD$0.11) per common share for aggregate gross proceeds of $1,323,630 (CAD$1,769,507).

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

On September 27, 2019, the Company reported the results of a new Feasibility Study (“FS”) for its 100%-owned Molo Graphite Project in southern Madagascar. The FS outlines a phased development approach with Phase 1 producing 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year 3. Over the modelled life of mine (30 years), the production plants will have a pre-tax internal rate of return (“IRR”) of 43.1%, and a post-tax IRR of 36.2%. The pre-tax Net Present Value (“NPV”) at 8% discount rate will be US$237.1M, and the post-tax NPV will be US$184.3M. The FS results are summarized in further detail in the Molo Graphite Property section.

On October 24, 2019, the Company announced the successful registration of Molo SuperFlake® as a trademark in Canada. The successful registration of this trademark means that NextSource has the exclusive right to brand all of its natural flake graphite sold in Canada as Molo SuperFlake® from its fully permitted and feasibility-stage Molo Graphite Project in Madagascar when it enters production and begins exploring high-quality flake graphite.
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,620 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. There were no finder’s fees in relation to the private placement.

On September 27, 2019, Quentin Yarie resigned as a director of the Company.

On December 2, 2019, Christopher Kruba and David McNeely became directors of the Company.

On January 23, 2020, John Sanderson and Dalton Larson resigned as directors of the Company and Dean Comand was appointed as Chair of the Board of Directors.

On April 9, 2020, the Company announced that it has executed a Letter of Agreement (“LOI”) with its Japanese offtake partner and a leading Chinese processor of graphite anode material to collaborate on the construction of a value-add, battery anode plant in a jurisdiction that is proximal to the Company’s Molo graphite project in Madagascar.

On July 2, 2020, the Company completed a non-brokered private placement of 61,578,783 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,572 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

On July 20, 2020, Brett Whalen became a director of the Company.

On August 24, 2020, the Company announced the appointment of Brett Whalen as Chair of the Board of Directors. The Company also announced that management agreed to a plan to defer their monthly compensation payments by up to 30 percent and until total project financing has been secured. The Company announced its intention to implement a Performance Share Units (“PSU”) plan for management.

Molo Graphite Property, Southern Madagascar Region, Madagascar

Overview

The Company has received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume. The Company has also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). Application for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated but the Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

The Company is currently working to obtain construction financing for Phase 1 of the Molo Graphite Project. Once constructed, the mine is expected to produce 17,000 tpa of high-quality SuperFlake™ graphite concentrate.

Exploration Timeline

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata at surface with an exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012, which resulted in a maiden mineral resource estimate to be released in early December of the same year. This maiden mineral resource estimate formed the basis for the Company’s Preliminary Economic Assessment (the “PEA”), which was undertaken by DRA Mineral Projects and released in 2013.

The positive outcome of the PEA led NextSource to undertake another phase of exploratory drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This new mineral resource formed the basis of the first Molo Feasibility Study, which was released in February 2015.

History

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. The Company also acquired a 100% interest in the industrial mineral rights on approximately 1½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

On September 27, 2019, the Company reported the results of an updated Feasibility Study (“FS”) consisting of two phases. The FS took into account updated mine capital equipment and mining costs, as well as current 12-month rolling flake graphite pricing on a Freight-on-Board (“FOB”) China basis, supplied by UK-based battery mineral commodities research firm, Benchmark Minerals Intelligence. The FS incorporates the procurement of all mining equipment, off-site modular fabrication and assembly, factory acceptance testing, module disassembly, shipping, plant infrastructure construction, onsite module re-assembly, commissioning, project contingencies and working capital. All capital and operating costs expressed for Phase 1 are considered to be accurate to +/- 10%, and accurate to +/- 12.5% for Phase 2. The project phases are outlined below:

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

PHASE 1: Production of 17,000 tpa

The first phase of production will consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of processing 240,000 tpa of ore and producing approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate. The updated build cost of the fully modular process plant marginally increased from the US$18.4 million reported in the 2017 FS to US$21.0M due to equipment cost inflation.

PHASE 2: Production Expansion to 45,000 tpa in Year 3

Phase 2 incorporates the processing of 240,000 tpa of ore (producing 17,000 tpa of SuperFlake® concentrate) for the first two years of operation and then ramping up to 720,000 tpa of processed ore in the third year to accommodate additional sales, resulting in a total of 45,000 tpa of SuperFlake® concentrate being produced for a mine life of 30 years. The costing for Phase 2 is based on the addition of two modules of the beneficiation plant with a proportional increase in mining and infrastructure costs. The capital mine cost for Phase 2 (with contingency) will be US$39.1M, for a total project cost (Phase 1 and Phase 2 with contingency) of US$60.1M.

Feasibility Study Summary

The Phase 1 production plan of 17,000 tpa of finished SuperFlake® concentrate for the first two years of production followed by a ramp-up to Phase 2 production of 45,000 tpa yields the following financial metrics.

Description	Phase 1 and 2
	Pre-Tax	Post-Tax
NPV (8% Discount Cash Flow)(1)(2)	$237.1m	$184.3m
IRR (1)(2)	43.1%	36.2%
Payback (2)	3.4 years	3.8 years
Capital cost ("CAPEX")	$60,082,340
Owners Contingency	$6,670,430
On-site Mining Costs ("OPEX") per tonne of concentrate, (year 3 onward)	$82.69
On-site Processing Costs ("OPEX") per tonne of concentrate, (year 3 onward)	$270.27
Transportation per tonne of concentrate (mine site to Madagascar Port year 3 onward)	$133.01
Average annual production of concentrate	45,136 tonne
Life of Mine ("LOM")	30 years
Graphite concentrate sale price (US$/tonne at Start Up - 2017)	$1,208
Average Head Grade	7.1%
Average ore mined per annum over Life of Mine	720,000 tonne
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes:
(1) Assumes Project is financed with 100% equity. Unless otherwise noted, all monetary figures presented throughout this press release are expressed in US dollars (USD).
(2) CAPEX includes process equipment, civil & infrastructure, mining, buildings, electrical infrastructure, project & construction services. Values shown are based on real graphite sales pricing

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

CAPEX and Working Capital Summary

Capital Cost Breakdown	Phase 1 (240ktpa)	Phase 2 (720ktpa)
Process Equipment	$8,438,609	$25,315,827
Civil & Infrastructure	$2,103,672	$6,661,016
Tailings	$0.00	$0.00
Mining	$2,574,143	$4,913,341
Buildings	$1,154,609	$2,886,523
Electrical Infrastructure	$128,804	$386,412
Project Services/EPCM	$931,481	$2,794,445
Construction Services	$1,474,775	$3,686,937
Indirect Costs	$372,750	$1,118,250
Environmental & Permitting costs	$729,827	$1,459,655
Owner's Costs	$1,197,000	$4,189,500
Sub-total	$19,105,673	$53,411,909
Contingency (10%/12.5%)	$1,910,567	$6,676,488
3 Months Working Capital	$3,100,000	$7,300,000
CAPEX AND WORKING CAPITAL TOTAL	$24,116,241	$67,388,398
Sustaining CAPEX over Life of Mine		$3,300,000

OPEX Summary

Discussions with off takers have indicated their preference is to purchase Molo graphite concentrate at the local Madagascar port at freight on board (FOB) China prices. As such, FS Operating costs (“OPEX”) include the all-in FOB cost to ship Molo SuperFlake® concentrate to the local port of Fort Dauphin.

Category	Phase 1	Phase 2
	Operating cost
Mining (US$/T)	102.81	65.34
Processing (US$/T)	265.82	265.82
Trucking to local port / Ft. Dauphin (US$/T)	133.01	133.01
General and Administration (US$/T)	64.29	50.00
TOTAL	$565.93	$514.17

The 2019 Feasibility Study technical report has been filed under the Company’s profile and on SEDAR at www.sedar.com, and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The 2019 Feasibility Study was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr. Eng. Mr. de Bruin is the Qualified Person who verified the technical data using industry acceptable standards and signed off on the relevant sections in the 43-101 report filed on SEDAR.

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary MINMAD. MINMAD has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of June 30, 2020, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

Discussion of Operations

During the year ended June 30, 2020, the Company incurred $160,064 in exploration expenditures, $91,671 in consulting fees and $54,456 in travel expenditures to advance the Molo Graphite Project. This included negotiations in respect of potential off-take agreements with graphite end-users and intermediaries with the intention of securing project financing alternatives, which may include debt, equity and derivative instruments. The Company also initiated applications for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour.

Future Outlook

As at the date hereof, the timing of the advancement of the next stage of Phase 1 of the Molo Graphite Project is entirely contingent upon obtaining construction financing. The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses that are still necessary to complete the construction of the mine. In the event that such financing is not available, the Company will not be able to pursue any substantial work in connection with the development of Molo Graphite Project.

The Company is currently assessing a staged contingent approach and is in the process of establishing specific milestones that it hopes to achieve in respect of the development of the Molo Graphite Project in the event that the entire projected development costs are not available to the Company to bring the project to full production. The amount of costs to be incurred in respect of the development and the specific milestones which may be achieved will be directly related to the amount of money the Company is able to raise for this purpose. In the event that the Company is successful in raising sufficient capital, the Company plans to develop the Molo Graphite Project and incur construction capital costs as well as incur additional costs relating to permitting, engineering, professional fees, G&A and working capital. No assurances can be provided that we will be able to raise sufficient capital or achieve our construction milestones.

Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

Although the focus of the Company is the Molo Graphite Project, subject to and upon receipt of excess capital not used in respect of the development of the Molo Graphite Project, the Company may pursue further work on the Green Giant Vanadium Project in order to complete an updated technical report at an estimated cost of up to $500,000.

As stated elsewhere, the Company requires additional capital to achieve its business plan however there can be no assurance that sufficient financing will be available on terms favorable to the Company or at all.

We will also continue to assess the addition of back-end value-added processing for lithium-ion battery and graphite foil applications in the classification portion of the plant. The costs for any value-added processing is unknown at this time but will be assessed in parallel with the development of Phase 1.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. The impact of COVID-19 on the Company has been limited since no exploration or development work was ongoing at the start of the pandemic. The Company was already setup to operate and communicate remotely through the internet although certain of our overseas staff and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Madagascar and in South Africa.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Financial Results for the years ended June 30, 2020, 2019 and 2018

Expressed in US Dollars
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018

Revenues	$-	$-	$-

Expenses and other income
Exploration and evaluation expenses	160,064	238,758	371,755
Payroll and benefits	436,337	459,553	458,932
Management fees	331,682	368,345	381,713
Professional and legal fees	124,741	351,077	542,280
Consulting fees	91,671	852,049	522,341
Public filing expenses	72,137	87,093	105,461
Travel expenses	54,456	153,001	174,011
Investor relation expenses	22,993	49,711	86,946
Insurance expenses	22,624	18,315	12,491
Rent expenses	19,111	34,303	23,686
Information technology expenses	9,695	8,000	18,947
Telecommunications	2,952	1,301	1
General and administrative expenses	6,676	11,748	5,639
Bank fees	4,313	3,655	5,300
Amortization of plant and equipment	6,053	-	-
Foreign currency translation (gain) loss	3,552	(4,565)	104,387
Interest expense	2,098	-	-
Foreign taxes	772	-
Government assistance	(7,353)	-	-
Change in value of warrant liability	(386,940)	(73,532)	-
Share based compensation	-	651,692	-
Impairment	-	-	27,805
Reversal of impairment of amount receivable	-	-	(45,132)
Part XII.6 taxes	-	-	(11,741)
Net loss for the period	(977,635)	(3,210,504)	(2,784,822)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	3,196	41,713	75,766
Net loss and comprehensive loss for the period	(974,439)	(3,168,791)	(2,709,056)
Weighted-average common shares,	527,206,058	493,586,450	468,252,639
- basic and diluted
Net loss per common shares,	(0.00)	(0.01)	(0.01)
- basic and diluted

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Exploration activities	-	-	-
Metallurgical evaluation	-	18,863	107,185
Mineral claims (Canada)	6,624	15,469	14,856
Mineral claims (Madagascar)	143,953	121,844	227,280
Camp (Madagascar)	9,487	82,582	22,434
Total exploration and evaluation expenses	160,064	238,758	371,755

Exploration and evaluation expenses for the year ended June 30, 2020 decreased to $160,064 (2019: $238,758; 2018: $371,755) due to a decrease in mineral claim expenditures as a result of the COVID-related shutdown of government offices in March 2020. No metallurgical evaluation was completed in 2020 and fees were minimal in 2019 and 2018 since most assessment work was completed in 2017. Camp expenditures decreased by $73,095 to $9,487 as compared to prior year. No exploration work was completed in 2020, 2019 and 2018 since all exploration work necessary was completed prior to 2017.

Consulting Fees Expenses

Consulting fees for the year ended June 30, 2020 decreased to $91,671 (2019: $852,049; 2018: $522,341) due to decreased engineering and project development expenditures as compared to the prior year periods.

Professional Fees Expenses

Professional and legal fees include accounting, auditor and lawyer fees.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Accounting fees	29,778	20,141	3,475
Auditor fees	36,129	23,760	27,247
Tax advisory fees	22,140	67,810	9,095
Legal fees	29,344	239,366	502,463
Offshore management fees	7,350	-	-
Total professional and legal fees	124,741	351,077	542,280

Professional fees for the year ended June 30, 2020 decreased to $124,741 (2019: $351,077; 2018: $542,280) due to decreased tax advisory and legal fees as compared to the prior year periods whereas the audit accrual was increased as compared to the prior year periods.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Share Based Compensation

The Company did not grant any stock options during the year ended June 30, 2020.

Liquidity and Capital Resources

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.

The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As at June 30, 2020, the Company expects to access public debt and equity capital markets for financing over the next 12 months in order to initiate construction of its Molo Graphite Project in Madagascar and to satisfy working capital requirements. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available.

As at June 30, 2020, the Company had cash and cash equivalents of $222,305 (June 30, 2019: $529,331) to settle current liabilities of $1,173,376 (June 30, 2019: $1,279,289). As a result, the Company is currently exposed to liquidity risk.

Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due. Other than accounts payable, which are due within 30 days, and the warrant liabilities, which will be fully expensed by October 2021, none of the Company’s obligations have contractual maturities.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Capital Management

There were no changes in the Company's approach to capital management during the year ended June 30, 2020.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Working Capital Balance

As at June 30, 2020. the Company had a working capital deficit of $918,048 (June 30, 2019: deficit of $665,886).

	June 30,	June 30,
	2020	2019
Assets

Current Assets:
Cash and cash equivalents	$222,305	$529,331
Amounts receivable	7,539	33,640
Prepaid expenses	25,484	50,432
Total Current Assets	$255,328	$613,403

Liabilities

Current Liabilities:
Accounts payable	$323,876	$109,020
Accrued liabilities	370,449	654,999
Share subscriptions	68,411	-
Short term debt	22,115	-
Provision	174,418	180,652
Fair value of warrant liability	208,768	334,618
Current portion of lease obligations	5,339	-
Total Current Liabilities	1,173,376	1,279,289

Working capital (deficit) surplus	$(918,048)	$(665,886)

The working capital deficit increased by $252,162 as compared to the prior year. The changes in the working capital are discussed in further detail in the next sections.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada except for institutions in Madagascar. Limited amounts of cash are currently held in Madagascar.

Cash and Cash Equivalents	Madagascar	Canada	Total
	$	$	$
As of June 30, 2020	14,054	208,251	222,305
As of June 30, 2019	54,701	474,630	529,331

Current Assets and Current Liabilities

Amounts receivables and prepaid expenses decreased by $51,049 which consist mainly of sales tax receivables and of prepaid insurance premiums. Accounts payable and accrued liabilities decreased by $69,694 which consist mainly of trade payables and of accrued legal, payroll and benefits and consulting expenditures. The provision decreased by $6,234 from prior year and is discussed in detail in the Provision section. The warrant liability is a reclassification from share capital and is discussed in detail in the Warrant Liability section.

Contractual Obligations and Commitments Excluding Provisions and Lease Obligations

The Company does not have any contractual obligations or commitments other than accounts payable due within one-year totaling $323,876 (June 30, 2019: $109,020) and accrued liabilities totaling $370,449 (June 30, 2019: $654,999).

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 (2016: $nil) in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the year ended June 30, 2019, there were $Nil adjustments to the provision balance. During the year ended June 30, 2020, the provision was adjusted due to foreign exchange fluctuations to $174,418.

Lease Obligations

The Company is party to a number of contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation.

Leases under IFRS 16 (from July 1, 2019)

The following table sets out the carrying amounts of right-of-use assets included in plant and equipment in the consolidated statements of financial position and the movements during the period:

	Property	Plant	Equipment	Total
	$	$	$	$

As of July 1, 2019	-	-	-	-

Adoption	-	24,164		24,164
Amortization of right of use assets	-	(4,810)		(4,810)
Foreign exchange	-	(3,336)		(3,336)
As of June 30, 2020	-	16,018	-	16,018

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Property	Plant	Equipment	Total
	$	$	$	$

Current portion of lease obligations	-	5,339	-	5,339
Non-current portion of lease obligations	-	10,679	-	10,679
Total lease obligations	-	16,018	-	16,018

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below.

	Property	Plant	Equipment	Total
	$	$	$	$

Within 1 year	-	6,589	-	6,589
Between 2 - 3 years	-	13,178	-	13,178
Total undiscounted lease obligations	-	19,767	-	19,767

The Company recognized rent expense relating to short-term leases of $19,111 and interest expense on lease obligation of $1,779 in the consolidated statements of operations and comprehensive (loss) with respect to leases.

Warrant Liability

The warrants issued on August 17, 2018 as part of the units as described in notes 9 and 11 of the Company’s consolidated financial statements for the year ended June 30, 2020, were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for warrants expiring on August 17, 2020 was estimated using the following model inputs on the following valuation dates:

		Warrant Liability $
As of August 17, 2018 (issue date)		408,150
Exercise price	USD$0.076
Share price on measurement date	CAD$0.09
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value		(73,532)

As of June 30, 2019		334,618
Exercise price	USD$0.076
Share price on measurement date	CAD$0.10
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
Change in fair value		(327,537)
As of June 30, 2020		7,081
Exercise price	USD$0.073
Share price on measurement date	CAD$0.04
Risk free rate	0.20%
Expected volatility	162%
Expected dividend yield	Nil
Expected life (in years)	0.13

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The warrants issued on October 25, 2019 as part of the units as described in notes 9 and 11 of the Company’s consolidated financial statements for the year ended June 30, 2020, were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for warrants expiring on October 25, 2021 was estimated using the following model inputs on the following valuation dates:

		Warrant Liability $
As of October 25, 2019 (issue date)		261,090
Exercise price	USD$0.069
Share price on measurement date	CAD$0.05
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value		(59,403)

As of June 30, 2020		201,687
Exercise price	USD$0.064
Share price on measurement date	CAD$0.04
Risk free rate	0.25%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	1.32

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, it has been recognized as a contingent liability and no amount has been recognized as a provision.

Off-balance sheet arrangements

The Company does not have off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Cash Flows - Sources and Uses of Cash

The following are the Company’s cash flows from operating, investing and financing activities for the years ended June 30, 2020, 2019 and 2018:

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Expressed in US Dollars
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018

Cash flows from operating activities

Net loss for the period	$(977,635)	$(3,210,504)	$(2,784,822)

Items not affecting cash:
Amortization and impairment	6,053	-	27,805
Change in value of warrant derivative liability	(386,940)	(73,532)	-
Change in value of lease liability	(3,337)	-	-
Government assistance	(7,372)	-	-
Shared based compensation	-	651,692	-

Change in working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	51,049	(28,291)	22,756
Increase (decrease) in accounts payable and accrued liabilities	(69,693)	425,320	111,311
Increase (decrease) in provision	(6,234)	-	(2,231)
Increase (decrease) in share subscriptions	68,411	-	-

Net cash used in operating activities	(1,325,698)	(2,235,315)	(2,625,181)

Cash flows from financing activities

Proceeds from short term debt	29,486	-	-
Lease liability principal payment	(4,810)	-	-
Proceeds from issuance of common shares	998,620	2,444,015	-
Proceeds from exercise of warrants	-	-	923,169
Common share issue cost finder shares	-	17,966	-
Common share issue costs	(7,821)	(77,750)	-

Net cash provided by financing activities	1,015,475	2,384,231	923,169

Effect of exchange rate changes on cash	3,196	41,713	75,766

Increase (decrease) in cash and cash equivalents	(307,026)	190,629	(1,626,246)
Cash and cash equivalents - beginning of period	529,331	338,702	1,964,948
Cash and cash equivalents - end of period	$222,305	$529,331	$338,702

Investing Activities

The Company owns metallurgical testing equipment and several vehicles used for exploration purposes in Madagascar that were deemed impaired and have no carrying values. The Company did not make any equipment purchases during the years ended June 30, 2020 and 2019.

Financing Activities

The Company issued the following common shares during the year ended June 30, 2020:

(a)
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,620 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each full warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. The share issue costs consisted of private placement listing fees paid to the exchange.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Transactions with related parties

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the year ended June 30, 2020, 2019 and 2018:
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Management payroll	381,777	439,175	453,109
Management fees	331,682	335,045	353,643
Share based compensation	-	640,692	-
Total	713,459	1,414,912	806,752

The following key management related party balances existed as of June 30, 2020, June 30, 2019 and June 30, 2018:
	As at	As at	As at
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Prepaid payroll to officers of the Company	-	26,568	26,632
Accounts payable due to officers of the Company	86,685	16,400	16,400
Accrued liabilities due to officers of the Company	54,727	-	-

Legal Proceedings

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Changes in Accounting Policies

The Company adopted IFRS 16, Leases (‘‘IFRS 16’’) with the date of initial application of July 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17, Leases (‘‘IAS 17’’) (the accounting standard in effect for those periods).

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Policy applicable from July 1, 2019:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

●
The contract involves the use of an explicitly or implicitly identified asset;
●
The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
●
The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease liabilities in the lease obligations line item on the consolidated balance sheets.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of income.

Selected Annual Information and Selected Quarterly Results

The following is selected annual information for the three most recently completed financial years:

	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Revenues	-	-	-
Exploration and evaluation expenses	160,064	238,758	371,755
Net loss and comprehensive loss for the year	(974,439)	(3,168,791)	(2,709,056)
Basic and diluted loss per share for the year	(0.00)	(0.01)	(0.01)
Total assets	273,439	613,403	394,483
Total non-current financial liabilities	10,679	-	-
Dividends	-	-	-

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The following is selected quarterly information for the eight most recently completed quarters:

	Quarter Ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
	$	$	$	$
Revenues	-	-	-	-
Exploration and evaluation expenses	95,009	57,180	6,179	1,696
Net loss and comprehensive loss for the quarter	(425,550)	(34,999)	(340,010)	(173,880)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital (deficit) surplus	(918,048)	(484,374)	(449,374)	(839,074)

	Quarter Ended
	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018
	$	$	$	$
Revenues	-	-	-	-
Exploration and evaluation expenses	65,880	123,691	29,515	19,672
Net loss and comprehensive loss for the quarter	(1,749,161)	(542,996)	(461,060)	(415,574)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital (deficit) surplus	(665,886)	432,230	93,029	555,506

Managing Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2020 and our most recent AIF.

Any such risk factors could materially affect the Corporation’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation’s business, financial condition, operations or prospects.

The Corporation’s ability to continue as a going concern.

The independent auditor’s report on the financial statements of the Corporation contains explanatory language that substantial doubt exists about the Corporation’s ability to continue as a going concern. Due to the Corporation’s lack of operating history and present inability to generate revenues, the Corporation has sustained operating losses since its inception.

If the Corporation is unable to obtain sufficient financing in the near term as required or achieve profitability, then the Corporation would, in all likelihood, experience severe liquidity problems and may have to curtail business activities. If the Corporation curtails business activities, the Corporation may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of the securities of the Corporation.

Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including the Molo Graphite Project, require significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated recoveries, environmental considerations and permitting, future commodity prices, and anticipated capital and operating costs of these projects. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production.

Particularly for development projects, mineral reserve estimates and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Any of the following events, among others, could affect the profitability or economic feasibility of the Molo Graphite Project: unanticipated changes in grade and tonnes of material to be mined and processed, unanticipated adverse geological conditions, unanticipated recovery problems, incorrect data on which engineering assumptions are made, availability and costs of labor, costs of processing, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in commodity prices, accidents, labor actions, the availability and delivery of critical equipment, successful commissioning and start-up of operations, including the achievement of designed plant recovery rates and force-majeure events.

The Molo Graphite Project has not yet been built and accordingly has no operating history upon which to base estimates of future production and cash operating costs. The price of graphite can fluctuate significantly on a month-to-month and year-to-year basis. Declining graphite prices can impact operations by forcing a reassessment of the feasibility of the Molo Graphite Project.

It is likely that actual results for the Molo Graphite Project will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favorable than currently estimated, the Corporation’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Corporation’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

A new president of Madagascar was inaugurated in January 2019 following democratic elections. The Corporation is actively monitoring the political climate in Madagascar and continues to hold meetings with new representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the newly elected government, or any future government, the Corporation’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding, these arrangements, the Corporation’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Corporation’s business, results of operations and financial condition. The Corporation’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Corporation does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Corporation’s assets and operations in Madagascar.

Dependence on the Molo Graphite Project.

The Corporation’s principal mineral property is the Molo Graphite Project. As a result, unless the Corporation acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Project could materially adversely affect the Corporation’s business, financial condition and results of operations.

Additional permits and licenses are necessary to complete the development of the Molo Graphite Project.

The Corporation successfully converted its exploration permit for the Molo Graphite Project into a mining permit. However, the Corporation requires additional permits necessary to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour. Applications for these additional permits and licenses will be undertaken in due course at the appropriate time.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The Corporation cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of the mine.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Corporation’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Corporation’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Corporation’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Corporation’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Corporation operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Corporation’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Corporation has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Corporation’s closure processes and operations.

Fluctuations in the market price of graphite and other metals may adversely affect the value of the Corporation’s securities and the ability of the Corporation to develop the Molo Graphite Project.

The value of the Corporation’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Corporation’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A further slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Corporation’s securities. Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Corporation to proceed with the development of the Molo Graphite Project.

The Corporation may not have access to sufficient capital to develop the Molo Graphite Project.

The Corporation has limited capital, which is insufficient to development the Molo Graphite Project. The Corporation’s ability to develop the project will depend primarily on its ability to obtain additional capital in the form of private or public equity or debt financing. Access to mine financing has been negatively impacted by the prolonged decline in commodities prices. Therefore, there is no assurance that the Corporation will secure sufficient financing, or the Corporation may be unable to locate and secure capital on terms and conditions that are acceptable to the Corporation. Any equity financing may have a dilutive effect on the value of the Corporation’s securities. Any debt financing, if available, may involve financial covenants which limit operations and could be secured against all of the Corporation’s assets. If the Corporation cannot obtain additional capital, the Corporation may not be able to complete the development of the Molo Graphite Project, which would have a material adverse effect on the business, operating results and financial condition of the Corporation.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The Corporation has a limited operating history and expects to incur operating losses for the foreseeable future.

The Corporation has principally operated as a mineral exploration company since incorporation and has just received its first mining permit. There are numerous difficulties normally encountered by mineral exploration and development companies, and these companies experience a high rate of failure.

The Corporation has not earned any revenues and the Corporation has not been profitable. It is anticipated that the Corporation will continue to report negative operating cash flow in future periods, likely until after the Molo Graphite Project generates recurring revenues from being placed into production of which there is no assurance. The Corporation has no history upon which to base any assumption as to the likelihood that the business will prove successful, and the Corporation can provide no assurance to investors that it will generate any operating revenues or ever achieve profitable operations.

Due to the speculative nature of mineral property exploration, there is substantial risk that the Corporation’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. The Corporation cannot provide investors with any assurance that the Corporation’s claims and properties will ever enter into commercial production. The exploration work that the Corporation has completed on the Molo Graphite Project claims may not result in the commercial production of graphite. The exploration work that the Corporation has completed on the Green Giant Vanadium Project may not result in the commercial production of vanadium or other minerals.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Corporation relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

Because of the inherent dangers involved in mineral exploration, there is a risk that the Corporation may incur liability or damages as the Corporation conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Corporation may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Corporation cannot, or may elect not, to insure against. The Corporation currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Corporation’s asset value and cause us to liquidate all of its assets.

The Corporation’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Corporation’s projects.

The Corporation has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Corporation has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Corporation is unable to full pay for the cost of remedying an environmental problem, the Corporation might be required to enter into an interim compliance measure pending completion of the required remedy.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

Should the Corporation lose the services of key executives, the Corporation’s financial condition and proposed expansion may be negatively impacted.

The Corporation depends on the continued contributions of the Corporation’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Corporation relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Corporation does not maintain key man life insurance. Should the Corporation lose any or all of their services and the Corporation is unable to replace their services with equally competent and experienced personnel, the Corporation’s operational goals and strategies may be adversely affected, which will negatively affect potential revenues.

Because access to the Corporation’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Corporation’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Corporation’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Corporation’s business to fail.

COVID-19 may impact the Corporation’s business and development plans.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. The impact of COVID-19 on the Company has been limited since no exploration or development work was ongoing at the start of the pandemic. The Company was already setup to operate and communicate remotely through the internet although certain of our overseas staff and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Madagascar and in South Africa. Further lockdowns and unforeseen impacts could result in delays to obtaining Molo Graphite Project construction financing, the necessary construction and operating permits, completing construction within the expected timeline, and initiating and maintaining mining and plant operations.

Climate change and related regulatory responses may impact the Corporation’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Corporation’s business or the regulatory responses to it, although the Corporation recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Corporation operates, the Corporation could be harmed. While the Corporation maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Corporation’s business, its plans may not fully protect us from all such disasters or events.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Corporation’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Corporation’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Corporation’s assets or relevant contracting parties are located could result in some or all of the Corporation’s profits being subject to additional taxation or other tax liabilities being applicable to the Corporation or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Corporation’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Corporation’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Corporation less attractive to counterparties. Such changes could adversely affect the Corporation’s ability to raise additional funding or make future investments.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The Corporation’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Corporation operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Corporation’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Corporation’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Corporation’s affiliates, employees or agents. As such, the Corporation’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Corporation’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

The Corporation does not intend to pay dividends in the foreseeable future.

The Corporation does not anticipate paying cash dividends in the foreseeable future. The Corporation may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Corporation may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Corporation’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Corporation will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because from time to time the Corporation holds a significant portion of cash reserves in Canadian dollars, the Corporation may experience losses due to foreign exchange translations.

From time to time the Corporation holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Corporation’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Corporation’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Corporation has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Corporation’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

The Corporation is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Corporation’s business and the Corporation’s financial condition. The current global macroeconomic environment may affect the Corporation’s ability to access the capital markets may be severely restricted at a time when the Corporation wishes or needs to access such markets, which could have a materially adverse impact on the Corporation’s flexibility to react to changing economic and business conditions or carry on operations.

The current financial environment may impact the Corporation’s business and financial condition that cannot predict.

The continued instability in the global financial system and related limitation on availability of credit may continue to have an impact on the Corporation’s business and financial condition, and the Corporation may continue to face challenges if conditions in the financial markets do not improve. The Corporation’s ability to access the capital markets has been restricted as a result of the economic downturn and related financial market conditions and may be restricted in the future when the Corporation would like, or need, to raise capital. The difficult financial environment may also limit the number of prospects for potential joint venture, asset monetization or other capital raising transactions that the Corporation may pursue in the future or reduce the values the Corporation is able to realize in those transactions, making these transactions uneconomic or difficult to consummate.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended June 30, 2020 and 2019

The market price for the Common Shares is particularly volatile given the Corporation’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Corporation expects that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Corporation are a speculative or “risky” investment due to the Corporation’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Corporation’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Corporation’s control and may decrease the market price of the Common Shares, regardless of the Corporation’s performance. The Corporation cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Corporation’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal controls over financial reporting

Internal control over financial reporting means a process designed by or under the supervision of the CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As at June 30, 2020, the Corporation’s CEO and CFO have certified that the disclosure controls and procedures were effective and that during the year ended June 30, 2020, the Corporation did not make any material changes in the internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

Other Information

Additional information related to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.